Exhibit 25.2(k)(8)(a)

FUND OF FUNDS INVESTMENT AGREEMENT

This FUND OF FUNDS INVESTMENT AGREEMENT (the “Agreement”), dated as of March 16, 2022, is between First Trust Alternative Opportunities Fund, a trust organized under the laws of Delaware (the “Acquiring Fund”), and Driehaus Event Driven Fund a series of the Driehaus Mutual Funds, a Delaware statutory trust (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”).

WHEREAS, the Acquiring Fund is a closed-end management investment company that is registered with the U.S. Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940 (the “1940 Act”);

WHEREAS, the Acquired Fund is an open-end management investment company registered with the SEC under the 1940 Act;

WHEREAS, Section 12(d)(1) of the 1940 Act generally limits the ability of a registered investment company to invest in shares of another registered investment company above certain limits;

WHEREAS, Rule 12d1-4 under the 1940 Act permits a registered investment company to invest in shares of another registered investment company in excess of the limitations under Section 12(d)(1) subject to certain terms and conditions; and

WHEREAS, the Acquiring Fund, from time to time, may wish to acquire shares of the Acquired Fund in excess of the limitations under Section 12(d)(1)(A), (B), and (C), as applicable, in reliance on Rule 12d1-4.

NOW, THEREFORE, in consideration of the potential benefits to the Funds arising out of the investment by the Acquiring Fund in the Acquired Fund, the Funds agree as follows:

1.	Terms of Investment

(a)	In order to help reasonably address the risk of undue influence on the Acquired Fund by the Acquiring Fund, and to assist the Acquired Fund’s investment adviser with making the required findings under Rule 12d1-4, the Acquiring Fund agrees as follows:

(i)	Timing/Advance Notice of Redemptions. The Acquiring Fund will use reasonable efforts to spread large redemption requests over multiple days and to provide advance notification of redemption requests greater than 3% of the Acquired Fund’s total outstanding shares to the Acquired Fund whenever practicable and consistent with the Acquiring Fund’s best interests.

(ii)	Scale of Investment. Upon a reasonable request by the Acquired Fund, the Acquiring Fund will provide summary information regarding the anticipated timeline of its investment in the Acquired Fund and the scale of its contemplated investments in the Acquired Fund.

2.	Representations and Obligations of the Acquired Fund

The Acquired Fund agrees to:

(a)	comply with this Agreement and those terms and conditions of Rule 12d1-4, as interpreted or modified by the SEC or its Staff from time to time, applicable to an acquired fund;

(b)	promptly notify the Acquiring Fund if the Acquired Fund fails to comply with the applicable terms and conditions of Rule 12d1-4 with respect to an investment by the Acquiring Fund, as interpreted or modified by the SEC or its Staff from time to time, or this Agreement; and

(c)	provide, subject to applicable law, the Acquiring Fund and its investment adviser with information about the fees and expenses of the Acquired Fund reasonably requested by the Acquiring Fund and its investment adviser to comply with the terms and conditions of Rule 12d1-4.

3.	Representations and Obligations of the Acquiring Fund

The Acquiring Fund agrees to:

(a)	comply with the terms and conditions of Rule 12d1-4, as interpreted or modified by the SEC or its Staff from time to time, comply with the investment policies and restrictions set forth in the Acquired Fund’s registration statement, and this Agreement;

(b)	promptly notify the Acquired Fund if the Acquiring Fund fails to comply with the terms and conditions of Rule 12d1-4 with respect to its investment in such Acquired Fund, as interpreted or modified by the SEC or its Staff from time to time, or this Agreement; and

(c)	adopt policies and procedures reasonably designed to prevent violations of Rule 12d1-4.

4.	Condition to Initial Purchase in Reliance on Rule 12d1-4

The Acquiring Fund and the Acquired Fund agree that, prior to the initial acquisition by the Acquiring Fund of shares of the Acquired Fund in excess of the limit in Section 12(d)(1)(A)(i), the investment adviser to each of the Acquiring Fund and the Acquired Fund must make in writing the applicable findings required by Rule 12d1-4.

5.	Notices

Except as otherwise noted, all notices, including all information that either party is required to provide under the terms of this Agreement, shall be in writing and shall be delivered to the contact identified below (which may be changed from time to time upon written notice to the other party) by (i) Federal Express or other comparable overnight courier; (ii) registered or certified mail, postage prepaid, return receipt requested; (iii) facsimile with confirmation during normal business hours; or (iv) e-mail (to all parties set forth below). All notices, demands or requests so given will be deemed given when actually received.

If to the Acquiring Fund:

Marc Bassewitz

First Trust Capital Management L.P.

225 W. Wacker Drive, Suite 2100

Chicago, IL 60606

Email: mbassewitz@FirstTrustCapital.com

If to the Acquired Fund:

Janet McWilliams, General Counsel

Driehaus Capital Management LLC

25 E. Erie Street

Chicago, IL 60611

Email: jmcwilliams@driehaus.com

6.	Termination and Governing Law

(a)	This Agreement will continue until terminated in writing by either party upon 60 days’ notice to the other party. Upon termination of this Agreement, the Acquiring Fund may not purchase additional shares of the Acquired Fund beyond the Section 12(d)(1)(A) limits in reliance on Rule 12d1-4 under the 1940 Act.

(b)	This Agreement will be governed by laws of Illinois without regard to choice of law principles.

7.	Miscellaneous

(a)	This Agreement may not be assigned by either party without the prior written consent of the other. In the event either party assigns this Agreement to a third party as provided in this Section, such third party shall be bound by the terms and conditions of this Agreement applicable to the assigning party. Any assignment in contravention of this Section shall be null and void.

(b)	Except as expressly set forth herein, nothing in this Agreement shall confer any rights upon any person or entity other than the parties hereto and their respective successors and permitted assigns.

(c)	No amendment, modification, or supplement of any provision of this Agreement will be valid or effective unless made in writing in the manner provided by Section 4 and signed by a duly authorized representative of each party.

(d)            This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. This Agreement shall become binding when any two or more counterparts thereof, individually or taken together, bear the signatures of both parties hereto. For purposes hereof, a facsimile copy of this Agreement, including the signature pages hereto, shall be deemed an original.

(e)            If any provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement remain in full force and effect, if the essential terms and conditions of this Agreement for both parties remain valid, legal and enforceable.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

FIRST TRUST ALTERNATIVE OPPORTUNITIES FUND

/s/ Chad Eisenberg
Print Name: Chad Eisenberg
Title: Treasurer

THE DRIEHAUS MUTUAL FUNDS, ON BEHALF OF THE DRIEHAUS EVENT DRIVEN FUND

/s/ Janet McWilliams
Print Name: Janet McWilliams
Title: Chief Legal Officer